SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Pool Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 15, 2026 /s/ Warren E. Buffett
           Warren E. Buffett
           Berkshire Hathaway Inc.

Dated: May 15, 2026 /s/ Warren E. Buffett
           By: Warren E. Buffett
           Title: Chairman of the Board
           National Indemnity Company

Dated: May 15, 2026 /s/ Dale D. Geistkemper
           By: Dale D. Geistkemper
           Title: Treasurer

           GEICO Corporation

Dated: May 15, 2026 /s/ Nancy L. Pierce
           By: Nancy L. Pierce
           Title: President

           Government Employees Insurance Company

Dated: May 15, 2026 /s/ Nancy L. Pierce
           By: Nancy L. Pierce
           Title: President